Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 7, 2016

Registration Nos. 333-207181 and 333-207181-01

Term Sheet

Vale Overseas Limited

US$1,250,000,000

5.875% Guaranteed Notes due 2021

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of Securities:	5.875% Guaranteed Notes due 2021 (the “Securities”).

Aggregate Principal Amount:	US$1,250,000,000

Price to Public:	100.000% of the principal amount plus accrued interest from June 10, 2016, if settlement occurs after that date.

Gross Proceeds:	US$1,250,000,000

Annual Interest Rate:	5.875% from June 10, 2016 based upon a 360-day year consisting of twelve 30-day months.

Maturity:	June 10, 2021

Interest Payment Dates:	Interest on the notes will be payable semi-annually on June 10 and December 10 of each year, beginning on December 10, 2016

Yield to Maturity:	5.875%.

Benchmark:	UST 1.375% due May 31, 2021.

Benchmark Treasury Spot and Yield:	100-21 ¾ and 1.234%.

Spread to Treasury:	+ 464.1 bps

Pricing Date:	June 7, 2016

Settlement Date:	June 10, 2016 (T+3)

Expected Ratings*:	Ba3 / BBB- / BBB / BBBL (Moody’s / Standard & Poor’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	+ 50 bps

Joint Bookrunners:	Banco Bradesco BBI S.A. BB Securities Ltd. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Santander Investment Securities Inc.

Format:	SEC-Registered

CUSIP:	91911TAN3

ISIN:	US91911TAN37

Listing:	Application will be made to list the notes on the New York Stock Exchange.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. at +1 (866) 811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (800) 294-1322, Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367-5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.